Exhibit 99

PRESS-RELEASE                                                      ROSTELECOM

                    ROSTELECOM SELLS ITS STAKE IN RTC-LEASING
                  IN ACCORDANCE WITH THE TERMS OF THE AGREEMENT
                       BETWEEN SHAREHOLDERS OF RTC-LEASING


Moscow - October 28, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, and RTC-Leasing, one of the largest Russian leasing companies, today announced a number of transactions in accordance with the terms of the agreement between shareholders of RTC-Leasing, announced in June 2003.

As of today:
- RTC-Leasing has met in full its third-party obligations secured by Rostelecom's guarantees and pledges;

- Governing bodies of both companies have approved terms regarding the restructuring of Rostelecom's liabilities to RTC-Leasing, and existing leasing agreements between the companies have been amended accordingly. The financial effect of the restructuring will be equivalent to a write-off of RUR 1,975 million from the total amount of future Rostelecom's payments. Furthermore, in accordance with the restructuring terms, ownership rights on assets currently reported on Rostelecom's balance sheet but owned by RTC-Leasing will be transferred to Rostelecom before the end of the year;

- Sale-and-purchase agreements with CJSC Raiffeisenbank Austria, acting as a broker, have been signed to sell Rostelecom's and Rostelecom-Garantiya non-state pension fund's stakes (27.06% and 3.02% respectively) in RTC-Leasing for a total amount of RUR 790 million. For the purpose of this transaction an independent valuation of RTC-Leasing was carried out by Advanced Communications and Media Ltd., a market research and consulting agency specializing in telecommunications.

Rostelecom's Chief Financial Officer Vladimir Androsik commented: "These transactions will result in a significant reduction in Rostelecom's debt load and improvement in the quality of the Company's balance sheet structure, enabling Rostelecom to sell a non-core asset on favorable terms and increase value for Rostelecom shareholders". The full impact of the transactions will be reported in the Company's full year 2003 financial statements.

RTC-Leasing's Chief Executive Officer Michael Trufanov said: "These decisions will enable RTC-Leasing to successfully complete the second stage of its long-term development program. Thanks to efforts undertaken during the past two years within the framework of the agreement between our shareholders, today RTC-Leasing is an independent and successful company with a broad client base and diversified business structure. Joining forces with our new shareholders will enable us to strengthen our competitive position, bring in new management expertise and stimulate further business growth".


For further details please contact:

Rostelecom                                          RTC-Leasing
Anna Kareva
Director for public and investor relations          Tel.:+ 7 095 777-03-30
Tel.: + 7 095 973 9920                              Fax: + 7 095 777-03-33
Fax: + 7 095 787 2850                               http://www.rtc-leasing.ru
e-mail: kareva@hq.rt.ru
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Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.